SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registry No. 1431 - 1

SUMMARY OF THE MINUTES OF THE HUNDRED AND NINETY-FIFTH

SPECIAL SHAREHOLDERS' MEETING

1. VENUE: Rua Coronel Dulcídio No. 800, Curitiba - PR. 2. DATE AND TIME: June 7, 2017 - 2:30 p.m. 3. CALL NOTICE: Call notice was published in the “Official Gazette of the State of Paraná” and in the "Folha de Londrina". 4.“QUORUM”: representing 88.52% (eighty-eight and fifty-two hundredths) of the voting capital. 5. PRESIDING BOARD: VINÍCIUS KLEIN - Chairman; MAURICIO SCHULMAN - Chairman of the Board of Directors; and DENISE TEIXEIRA GOMES - Secretary. 6. RESOLUTIONS: 195th SPECIAL SHAREHOLDERS' MEETING:

ITEM 1 - approved, by unanimous vote, the Proposal to Amend the Bylaws of Companhia Paranaense de Energia - Copel, as follows: a) Article 11 - I. Adjust the wording concerning the composition of the Board of Directors; and II. Exclude Paragraph 3. b) Article 15 - I. Include subsection XIV; and II. Renumber sections XIV to XV; c) Include Section V - Statutory Audit Committee; (d) Include new articles 26 to 28, plus Paragraphs 1 to 3, and Article 29; e) Renumber former Articles, from 26-29 to 30-33; f) Renumber former Articles from 30-34 to 34-38; g) Include Section I after Article 38 - Appointment and Evaluation Committee; h) Include Articles 39 and 40 plus Sole Paragraph; (i) Renumber former Articles from 35-39 to 41-45. The consolidated Bylaws and votes detailing (n favor and abstention) are recorded in the full version of the minutes.

SIGNATURES: VINÍCIUS KLEIN - Representative of the State of Paraná and Chairman of the Meeting; MAURICIO SCHULMAN - Chairman of the Board of Directors of Copel; and DENISE TEIXEIRA GOMES - Secretary. Omitting the signatures of the attending shareholders as per the authorization registered on the minutes of the meeting.

The full text of the Minutes of the 195th Special Shareholders’ Meeting was draw up on pages 038 to 044 of the proper book No. 11, of Companhia Paranaense de Energia - Copel.

DENISE GOMES TEIXEIRA

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 26, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.